SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                                FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number:  1-7467


               First of Michigan Capital Corporation
      (Exact name of registrant as specified in its charter)


First of Michigan Capital Corporation
100 Renaissance Center, 26th Floor
Detroit, Michigan 48243
(313) 259-2600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $.10 Par Value
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    x          Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(1)(ii)              Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(i)               Rule 12h-3(b)(2)(ii)
Rule 12g-4(a)(2)(ii)              Rule 15d-6
Rule 12h-3(b)(1)(i)    x

Approximate number of holders of record as of the certification or notice date: 215

Pursuant to the requirements of the Securities Exchange Act of 1934, First of Michigan Capital Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                        FIRST OF MICHIGAN CAPITAL CORPORATION

DATE: August 11, 1997    By:/s/ Mark Shobe
                            Name: Mark Shobe
                            Title:President